Survivorship Incentive LifeSM ‘99

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2011, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH146696. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #146696MAD
#847912

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Investment Options No Longer Available: Fidelity® VIP Growth & Income Portfolio; Invesco V.I. Main Street Mid Cap Fund; Invesco V.I. Small Cap Equity Fund; MFS® Investors Trust Series.

Investment Option Name Change: Nomura VIP High Income Series (formerly known as Macquarie VIP High Income Series) and Templeton Emerging Markets VIP Fund (formerly Templeton Developing Markets VIP Fund).

2

Important Information You Should Consider About the Policy

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy; however, if you surrender the policy in its first fifteen years, you will be subject to a surrender charge of up to 1.032% of face amount. For example, if you surrender your policy in the first year and the policy face amount was $100,000, you could pay a surrender charge of up to $1,032.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus. For more information on surrender charges, please refer to “Deducting policy charges” in the Prospectus.

Transaction Charges

In addition to surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, charges in connection with requests to decrease your policy’s face amount, transfer fees, and requests to exercise the option to receive a living benefits rider, if available.

For more information on transaction charges, please refer to “Tables of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.54%	3.48%
Portfolio expenses are for the year ended December 31, 2025, and may be based, in part, on estimated amounts of such expenses and may change from year to year. For more information on ongoing fees and expenses, please refer to “Tables of policy charges” and “More information about certain policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options

An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the guaranteed investment option (GIO), each of which has its own unique risks. You should review the Portfolios’ prospectuses and the “Guaranteed interest option” section in “Risk/benefit summary: Policy features, benefits and risks” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH146696.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

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Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the fixed rate option), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings. More information about the Company’s general account can be found in “About our general account” in the Prospectus.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your Net Cash Surrender Value does not cover policy charges. If your policy provides for a no-lapse guarantee, you may have to pay more premiums to keep your policy from terminating. If your policy lapses, you will be notified in writing and given an opportunity to make additional payments to reinstate your policy.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” and “You can guarantee that your policy will not terminate before a certain date” in the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers of variable investment options you make on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500. We may limit transfers you can make out of the guaranteed interest option. For more information, please refer to “Restrictions on transfer out of the guaranteed interest option” in “Transfers you can make” in the Prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for Policies that are jointly owned or assigned. We reserve the right to limit Policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may have been able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider,” and “Suicide and certain misstatements” in the Prospectus.
TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.

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CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in the Prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies with outstanding loans” under “How you can pay for and contribute to your policy” and “Future policy exchanges” in the Prospectus.

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Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146696. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	13.04%	11.25%	8.85%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	15.91%	7.70%	5.38%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		12.82%	11.24%	10.77%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.23%	^	6.11%	13.44%	11.19%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%		13.95%	10.21%	10.74%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%		17.23%	13.04%	13.83%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%		9.32%	4.40%	8.33%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	^	3.31%	7.06%	9.21%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%		13.33%	12.43%	13.15%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%		9.21%	3.43%	10.10%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%		12.97%	7.79%	9.47%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	17.18%	7.12%	8.28%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	8.72%	8.64%	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.95%	^	19.83%	13.80%	15.00%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	7.69%	10.47%	13.63%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	16.28%	12.50%	13.55%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	7.48%	1.74%	3.11%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	1.09%		9.06%	3.38%	4.94%
Fixed Income	EQ/Core Bond Index(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	6.43%	0.35%	1.70%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	8.58%	-0.68%	2.17%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.53%	^	17.23%	13.79%	14.15%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	18.34%	13.86%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	11.84%	9.50%	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%	^	19.14%	8.33%	9.47%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	9.22%	9.66%	—
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	5.54%	0.30%	1.15%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		26.12%	7.52%	7.48%

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	31.46%	9.91%	8.07%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.86%		25.90%	7.28%	6.92%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.04%		26.66%	7.75%	6.77%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	16.93%	14.99%	11.71%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.16%		15.93%	7.11%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.04%		8.05%	7.06%	10.61%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	14.76%	9.43%	14.08%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.95%		15.40%	12.77%	12.08%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		10.88%	12.03%	12.83%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%		17.74%	14.51%	17.26%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		11.06%	11.64%	15.01%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		15.04%	10.52%	9.77%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		10.62%	9.69%	9.56%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	42.06%	10.84%	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.03%	^	13.08%	12.72%	15.87%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	20.90%	6.90%	9.61%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	32.95%	6.99%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	5.60%	5.09%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%		16.24%	12.06%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.64%	^	6.80%	8.42%	9.99%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%		4.98%	7.62%	8.20%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		10.25%	4.14%	5.78%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.11%		11.50%	5.88%	7.67%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%		3.66%	2.79%	1.73%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	7.39%	-0.01%	12.95%
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.22%	^	7.95%	1.24%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.75%	^	8.70%	-0.14%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	4.47%	2.93%	2.32%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.82%		6.32%	-0.19%	1.31%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		12.57%	6.16%	9.44%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		11.01%	8.65%	8.47%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	12.17%	17.90%	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	12.03%	4.95%	6.85%

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		16.30%	11.47%	15.66%
Fixed Income	Multimanager Core Bond(1) — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.93%	^	7.11%	-0.27%	1.72%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.23%	^	25.87%	12.46%	19.41%
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	13.12%	5.57%	7.41%
Asset Allocation	Target 2035 Allocation — EIMG	1.05%		15.70%	7.50%	8.95%
Asset Allocation	Target 2045 Allocation — EIMG	1.03%		16.81%	8.58%	9.86%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	17.90%	9.51%	10.81%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.15%	^	14.33%	0.23%	6.96%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	27.93%	5.06%	8.98%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.80%		11.49%	9.83%	10.31%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.91%	^	7.65%	8.86%	9.81%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.97%	^	9.61%	9.74%	13.98%
Fixed Income	Nomura VIP High Income Series — Delaware Management Company; Nomura Corporate Research and Asset Management Inc.	0.97%		7.17%	3.73%	5.56%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	3.29%	^	18.85%	10.44%	6.42%
Equity	T. Rowe Price Equity Income Portfolio - II — T. Rowe Price Associates, Inc.	0.99%		14.07%	10.89%	10.24%
Equity	Templeton Emerging Markets VIP Fund(1) — Templeton Asset Management Ltd.	1.37%	^	46.27%	5.46%	10.40%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	15.73%	-0.96%	-0.15%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.32%		36.17%	10.24%	8.06%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)

This is the variable investment option’s new name. The variable investment option’s former name is Templeton Developing Markets VIP Fund which may continue to be used in certain documents for a period of time after the date of this prospectus.

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Survivorship Incentive LifeSM ’99

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2011, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000024626

Survivorship Incentive LifeSM ‘02

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2011, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH146697. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #146697MAD
#11992

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Investment Options No Longer Available: Fidelity® VIP Growth & Income Portfolio; Invesco V.I. Main Street Mid Cap Fund; Invesco V.I. Small Cap Equity Fund; MFS® Investors Trust Series.

Investment Option Name Change: Nomura VIP High Income Series (formerly known as Macquarie VIP High Income Series) and Templeton Emerging Markets VIP Fund (formerly Templeton Developing Markets VIP Fund).

Important Information You Should Consider About the Policy

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy; however, if you surrender the policy in its first ten years or the first 10 years after you have requested an increase in your policy’s face amount, you will be subject to a surrender charge of up to 1.032% of face amount. For example, if you surrender your policy in the first year and the policy face amount was $100,000, you could pay a surrender charge of up to $1,032.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus. For more information on surrender charges, please refer to “Deducting policy charges” in the Prospectus.

Transaction Charges

In addition to surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, charges in connection with requests to decrease your policy’s face amount, transfer fees, and requests to exercise the option to receive a living benefits rider, if available.

For more information on transaction charges, please refer to “Tables of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)

In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.54%	3.48%
Portfolio expenses are for the year ended December 31, 2025, and may be based, in part, on estimated amounts of such expenses and may change from year to year. For more information on ongoing fees and expenses, please refer to “Tables of policy charges” and “More information about certain policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the guaranteed investment option (“GIO”), each of which has its own unique risks. You should review the Portfolios’ prospectuses and the “Guaranteed interest option” section in “Risk/benefit summary: Policy features, benefits and risks” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH146697.
For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the GIO), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings. More information about the Company’s general account can be found in “About our general account” in the Prospectus.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your net policy account value does not cover policy charges. If your policy provides for a no-lapse guarantee, you may have to pay more premiums to keep your policy from terminating. If your policy lapses, you will be notified in writing and given an opportunity to make additional payments to reinstate your policy.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” and “You can guarantee that your policy will not terminate before a certain date” in the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers of variable investment options you make on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500. We may limit transfers you can make out of the guaranteed interest option. For more information, please refer to “Restrictions on transfer out of the guaranteed interest option” in “Transfers you can make” in the Prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for Policies that are jointly owned or assigned. We reserve the right to limit Policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may have been able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider,” and “Suicide and certain misstatements” in the Prospectus.
TAXES

Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.

CONFLICTS OF INTEREST

Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in the Prospectus.

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies with outstanding loans” under “How you can pay for and contribute to your policy” and “Future policy exchanges” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146697. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	13.04%	11.25%	8.85%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	15.91%	7.70%	5.38%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		12.82%	11.24%	10.77%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.23%	^	6.11%	13.44%	11.19%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%		13.95%	10.21%	10.74%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%		17.23%	13.04%	13.83%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%		9.32%	4.40%	8.33%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	^	3.31%	7.06%	9.21%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%		13.33%	12.43%	13.15%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%		9.21%	3.43%	10.10%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%		12.97%	7.79%	9.47%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	17.18%	7.12%	8.28%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	8.72%	8.64%	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.95%	^	19.83%	13.80%	15.00%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	7.69%	10.47%	13.63%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	16.30%	12.50%	13.54%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	7.48%	1.74%	3.11%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	1.09%		9.06%	3.38%	4.94%
Fixed Income	EQ/Core Bond Index(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	6.43%	0.35%	1.70%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	8.53%	-0.74%	2.16%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.53%	^	17.24%	13.79%	14.16%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	18.34%	13.86%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	11.84%	9.50%	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%	^	19.14%	8.33%	9.47%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	9.22%	9.66%	—
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	5.51%	0.30%	1.14%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		26.12%	7.52%	7.48%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	31.53%	9.91%	8.07%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.86%		25.90%	7.28%	6.92%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.04%		26.66%	7.75%	6.77%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	16.93%	14.99%	11.71%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.16%		15.93%	7.11%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.04%		8.05%	7.06%	10.61%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	14.76%	9.43%	14.08%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.95%		15.40%	12.77%	12.08%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		10.88%	12.03%	12.83%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%		17.74%	14.51%	17.26%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		11.06%	11.64%	15.01%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		15.04%	10.52%	9.77%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		10.62%	9.69%	9.56%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	42.06%	10.84%	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.03%	^	13.08%	12.72%	15.87%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	20.90%	6.90%	9.61%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	32.95%	6.99%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	5.60%	5.09%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%		16.24%	12.06%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.64%	^	6.80%	8.42%	9.99%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%		4.98%	7.62%	8.20%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		10.20%	4.12%	5.77%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.11%		11.50%	5.88%	7.67%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%		3.66%	2.79%	1.73%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	7.39%	-0.01%	12.95%
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.22%	^	7.95%	1.24%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.75%	^	8.70%	-0.14%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	4.47%	2.93%	2.32%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.83%		6.29%	-0.17%	1.31%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		12.57%	6.16%	9.44%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		11.01%	8.65%	8.47%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	12.17%	17.90%	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	12.03%	4.95%	6.85%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		16.32%	11.47%	15.67%
Fixed Income	Multimanager Core Bond(1) — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.93%	^	7.11%	-0.27%	1.72%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.23%	^	25.87%	12.46%	19.41%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	13.12%	5.57%	7.41%
Asset Allocation	Target 2035 Allocation — EIMG	1.05%		15.70%	7.50%	8.95%
Asset Allocation	Target 2045 Allocation — EIMG	1.03%		16.81%	8.58%	9.86%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	17.90%	9.51%	10.81%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.15%	^	14.33%	0.23%	6.96%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	27.93%	5.06%	8.98%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.80%		11.49%	9.83%	10.31%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.91%	^	7.65%	8.86%	9.81%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.97%	^	9.61%	9.74%	13.98%
Fixed Income	Nomura VIP High Income Series — Delaware Management Company; Nomura Corporate Research and Asset Management Inc.	0.97%		7.17%	3.73%	5.56%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	3.29%	^	18.85%	10.44%	6.42%
Equity	T. Rowe Price Equity Income Portfolio - II — T. Rowe Price Associates, Inc.	0.99%		14.07%	10.89%	10.24%
Equity	Templeton Emerging Markets VIP Fund(1) — Templeton Asset Management Ltd.	1.37%	^	46.27%	5.46%	10.40%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	15.73%	-0.96%	-0.15%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.32%		36.17%	10.24%	8.06%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)

This is the variable investment option’s new name. The variable investment option’s former name is Templeton Developing Markets VIP Fund which may continue to be used in certain documents for a period of time after the date of this prospectus.

Survivorship Incentive LifeSM ’02

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2011, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000024628